UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 36242 / July 7, 2026

In the Matter of:

Bluerock Private Real Estate Fund
Bluerock High Income Institutional Credit Fund
Bluerock Fund Advisor, LLC
Bluerock Credit Fund Advisor, LLC

919 Third Avenue, 40th Floor
New York, NY 10022

812-15805

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Bluerock Private Real Estate Fund, et al. filed an application on May 20, 2025, and amendments
to the application on August 29, 2025, April 28, 2026, May 28, 2026 and June 8, 2026,
requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the
"Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order
would permit certain business development companies, registered closed-end management
investment companies, and registered open-end management investment companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On June 10, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36210). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Bluerock Private Real Estate Fund, <u>et al</u>. (File No. 812-15805) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.